As Filed With The Securities and Exchange Commission on June 24. 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                PSB BANCORP, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   693604-10-0
             ------------------------------------------------------
                                 (CUSIP Number)

                                  June 17, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                  [ ] Rule 13d-1(b)
                  [x] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No  693604-10-0
-------------------------------------------------------------------------------
         1) Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (entities only)

                           INVESTORS OF AMERICA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
         3) SEC Use Only
-------------------------------------------------------------------------------

         4) Citizenship or Place of Organization

                           Nevada
-------------------------------------------------------------------------------

Number of            (5)  Sole Voting Power                        180,003
Shares               ----------------------------------------------------------
Beneficially         (6)  Shared Voting Power                            0
Owned by             ----------------------------------------------------------
Each Reporting-      (7)  Sole Dispositive Power                   180,003
Person               ----------------------------------------------------------
With                 (8)  Shared Dispositive Power                       0
-------------------------------------------------------------------------------

          9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                           180,003
-------------------------------------------------------------------------------
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         11) Percent of Class Represented by Amount in Row 9

                           3.97%
-------------------------------------------------------------------------------

         12) Type of Reporting Person (See Instructions)

                           IV,PN
-------------------------------------------------------------------------------

Item 1:

                (a)        Name of Issuer: PSB Bancorp Inc.

                (b)        Address of Issuer's Principal Executive Offices:

                           11 Penn Center, Suite 2601,
                           1835 Market Street,
                           Philadelphia, Pennsylvania 19103

Item 2:

                (a) Name of Person Filing:

                           This Schedule 13G is being filed by Investors of America Limited Partnership (the "Reporting Person").

                (b) Address of Principal Business Office or, if none, Residence:

                           135 North Meramec
                           Clayton, Missouri 63105

                (c) Citizenship:

                           Investors of America Limited Partnership is a Nevada Limited partnership.

                (d) Title of Class of Securities:
                           This statement relates to Common Shares of the Issuer ("Shares")

                (e) CUSIP Number: 693604-10-0

Item 3:   If this statement is filed pursuant to  sections  240.13d-1(b) or 240.
            13d-2(b) or (c), check whether the person filing is a:

                (a)-(j)  Not Applicable

Item 4:   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                (a) Amount beneficially owned:

                    180,003 shares may be deemed beneficially owned by the Reporting Person.

       (b) Percent of class: 3.97%

       (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote 180,003
              (ii) Shared power to vote or to direct the vote 0
             (iii) Sole power to dispose or to direct the disposition of 180,003
              (iv) Shared power to dispose or to direct the disposition of 0

Item 5:   Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

                  This Item is not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                      This Item is not applicable.

Item 8:   Identification and Classification of Members of the Group.

                      This Item is not applicable.

Item 9:   Notice of Dissolution of Group.

                      This Item is not applicable.

Item 10:  Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 24, 2003
                             INVESTORS OF AMERICA LIMITED PARTNERSHIP


                                   /s/ James F. Dierberg
                                   --------------------------------------------
                                   James F. Dierberg, President of First
                                   Securities America, General Partner